REMEDENT, INC.
Xavier de Cocklaan 42, B-9831
Deurle, Belgium
011-32-9-321-70-80
October 19, 2007
VIA EDGAR AND FACSIMILE (202) 772-9366
Mr. Russell Mancuso
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	REMEDENT, INC. Registration Statement on Pre-Effective Amendment No. 2 to Form SB-2 File No. 333-144745
Dear Commissioners:
     Remedent, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement on Pre-Effective Amendment No. 2 to Form SB-2 be ordered effective at 12:00 p.m. EST on Tuesday, October 23, 2007, or as soon as practicable thereafter.
     In connection with this letter requesting acceleration, the Company hereby acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, REMEDENT, INC.

/s/ Robin List
Robin List
Chief Executive Officer

cc:	Scott E. Bartel, Bullivant Houser Bailey PC
Kevin F. Barrett, Bullivant Houser Bailey PC